MUNIHOLDINGS NEW YORK INSURED FUND, INC.

FILE # 811-8217

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
4/12/00	NYC TFA 5.875 11/1/12	$19,305,000	$573,405,000	Morgan Stanley
4/28/00	NYS Dorm Auth Mt. Sinai 6.5 7/1/17	$15,880,000	$499,940,000	Goldman Sachs
5/11/00	NYC 6.25 5/15/26	$10,000,000	$666,385,000	JP Morgan
6/2/00	NYC Wtr & Swr Rev 6.5 6/15/31	$11,250,000	$323,730,000	Paine Webber
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